Exhibit 23.3

Consent of John Burns Real Estate Consulting, LLC

        We hereby consent to the use of our name in the Registration Statement on Form S-1 (together with any amendments or supplements thereto, the "Registration Statement"), to be filed by WCI Communities, Inc., a Delaware corporation (the "Company"), to the references to the John Burns Real Estate Consulting, LLC market study prepared for the Company wherever appearing in the Registration Statement, including, but not limited to the references to our company under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Housing Market Overview," "Business" and "Experts" in the Registration Statement, and, if applicable, the attachment of such market study as an exhibit to the Registration Statement.

Dated: April 18, 2013

JOHN BURNS REAL ESTATE CONSULTING, LLC
By:	/s/ Jody P. Kahn
Name:	Jody P. Kahn
Title:	Senior Vice President